FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

17
 June 2008

HSBC FORMS
UK

CARD PROCESSING
JOINT VENTURE WITH GLOBAL PAYMENTS INC
.

HSBC Bank plc and Global Payments Inc., a leading electronic transaction processor, will establish a joint venture company to build the bank's point-of-sale card
 payments business.
HSBC processes card payments for
UK
 merchants across
135,000 stores
 and outlets. The two companies, which already have a joint venture for card payments processing in
Asia
, aim to grow this customer base and provide a wider range of card payments solutions for customers.
The new company,
HSBC Merchant Services Limited, will be
51 per cent owned by Global Payments and 49 per cent owned by HSBC Bank plc and headquartered in Leicester
. Under the agreement, HSBC will transfer its existing
UK
 card processing business to Global Payments
for a consideration of
US$439 million and, pending regulatory
approval, plans to complete the deal within two months. For the calendar year 2007, HSBC's merchant acquiring business in the
United Kingdom
 generated revenue of approximately
US
$229 million (£114 million).
HSBC's 400 card processing staff will become employees of Global Payments. No redundancies are expected.
Alan Keir, HSBC's Group General Manager, Commercial Banking, said
: "The creation of HSBC Merchant Services
builds on our partnerships
 with Global Payments in Asia and
North America
.
Through the combination of HSBC's extensive business customer franchise, and Global Payments' experience in transaction handling, HSBC Merchant Services will offer a compelling proposition
.
"
HSBC and Global Payments also have sale-and-referral agreements in the
US
 and
Canada
.
Global Payments is one of the world's largest transaction processors and offers worldwide, world-class electronic transaction processing services.
Paul R
.
 Garcia, Chairman, President and Chief Executive Officer of Global Payments, said:
"We are thrilled that HSBC, one of the world's most respected financial institutions, has agreed to expand its relationship with Global Payments into the
United Kingdom
. We expect to focus on growing the customer base by providing an expansive range of card payment solutions. Longer term, with the adoption of the Single Euro Payments Area initiatives, we expect to be in an excellent position to provide seamless acquiring services to merchants throughout
Europe
.
"

HSBC and Global Payments have also
agreed to a
10
-year marketing alliance in which HSBC will refer customers to the joint venture for payment processing services in the
UK
.

Media enquiries to Neil Brazil on +44(0)20 7992 1572 or neilbrazil@hsbc.com
Notes to editors:

1. HSBC Bank plc

HSBC serves 15.6 million customers in the
UK
 and employs more than 40,000
UK
 staff. HSBC is
Britain
's most recommended big bank. HSBC Bank plc is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group.

2. Global Payments Inc.
Global Payments Inc
.
is a leading provider of electronic transaction processing services for consumers, merchants, Independent Sales Organizations (ISOs), financial institutions, government agencies and multi-national corporations located throughout the United States, Canada, Latin America, Europe and the Asia-Pacific region. Global Payments offers a comprehensive line of processing solutions for credit and debit cards, business-to-business purchasing cards, gift cards, electronic check conversion and check guarantee, verification and recovery including electronic check services, as well as terminal management. The company also provides consumer money transfer services from the
United States
 and Europe to destinations in Latin America,
Morocco
, and the
Philippines
.

3
. HSBC Holdings plc
HSBC Holdings plc serves over 12
8
 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of some US$2,
354
 billion at 3
1 December
 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: June 17, 2008